UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                      Under the Securities Exchange Act of
                             1934 (Amendment No. 1)


                              Bridge Bancorp, Inc.
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                                (Name of Issuer)


                           Common Stock, no Par Value
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                         (Title of Class of Securities)


                                    10835106
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                                 (CUSIP Number)

                              Dennis J. Block, Esq.
                        Cadwalader, Wickersham & Taft LLP
                           One World Financial Center
                               New York, NY 10281
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 18, 2008
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             (Date of Event Which Requires Filing of this Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box |_|.

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The Information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.:

1      NAMES OF REPORTING PERSONS

       Patrick E. Malloy
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       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
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       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) |_|
                                                             (b) |X|
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3      SEC USE ONLY


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4      SOURCE OF FUNDS

       OO
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5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEM 2(d) or 2(e)                             |_|

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6      CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
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                    7     SOLE VOTING POWER

NUMBER OF                 394,937
SHARES                    -----------------------------------
BENEFICIALLY        8     SHARED VOTING POWER
OWNED BY
EACH                      0
REPORTING                 -----------------------------------
PERSON              9     SOLE DISPOSITIVE POWER

                          394,937
                          -----------------------------------
                    10    SHARED DISPOSITIVE POWER

                          0
                          -----------------------------------

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       394,937

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12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                            |_|

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13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       6.43%

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14     TYPE OF REPORTING PERSON

       IN
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


                         AMENDMENT NO. 1 TO SCHEDULE 13D

      This Amendment No. 1 amends and supplements the Schedule 13D dated January 4, 2008 (the "Original Statement", as so amended shall be known as the "Statement") filed with the Securities and Exchange Commission on January 4, 2008 relating to the Common Stock, par value $0.01 per share of Bridge Bancorp, Inc., a New York company (the "Company"). Unless otherwise indicated, all capitalized terms used herein shall have the same meaning as set forth in the Original Statement.

Items 3, 4 and 5 of the Schedule 13D are hereby amended and supplemented as follows:

Item 3. Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the 394,937 shares of Common Stock purchased by Reporting Person was $7,932,132.06. The funds used by the Reporting Person to purchase the Common Stock of the Company were derived from borrowing through personal funds.

Item 4. Purpose of  the Transaction.

The Reporting Person acquired the Common Stock for investment purposes because he believes that the Common Stock is undervalued in the market place and represents an attractive investment opportunity. The Reporting Person has had, and intends to continue to have, conversations with the Company's Chief Executive Officer, and may have conversations with other members of management and the board of directors, regarding the Company, its business, its prospects and possible strategies to enhance shareholder value, which may include, among other things, ideas and strategies to improve the Company's financial performance and to grow and broaden the Company's competitive position. The Reporting Person also intends to discuss these matters with other shareholders and market participants. Depending on the Company's response to the Reporting Persons' suggestions and views regarding the company, the Reporting Person may consider engaging in a proxy contest to attempt to replace one or more members of the Company's board of directors with persons nominated by the Reporting Person.

Except as set forth in the Schedule 13D, the Reporting Person does not have any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D. The Reporting Person intends to review his investment in the Company on a continuing basis. Depending on various factors including, without limitation, the Company's financial position and strategic direction, price levels of the Common Stock, conditions in the securities market and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to his investment in the Company as he deems appropriate including, but not limited to, purchasing additional Common Stock or selling some or all of his Common Stock in the open market or in privately negotiated transactions or otherwise. The Reporting Person may seek regulatory approval to acquire more than 10% of the outstanding common stock of the Company.

Item 5. Interest in Securities of the Issuer.

According to the Company's Form 8-A filed on June 9, 2008, as of June 4, 2008, the Company had 6,146,872 shares of common stock outstanding. The Reporting Person is the beneficial owner of 394,937 shares of Common Stock or 6.43% of the outstanding Common Stock.

The Reporting Person has the sole power to vote, or to direct the vote of 394,937 shares of Common Stock and sole power to dispose of, or to direct the disposition of 394,937 shares of Common Stock.

The following table sets forth all transactions with respect to the Common Stock effected during the past 60 days by the Reporting Person, inclusive of any transactions effected through 4:00 p.m., New York City time, on June 25, 2008. Except as otherwise noted, all such transactions were effected in the open market.

------------------- ------------------- -------------------- -------------------
Date                No. of Shares of    Price Per Share ($)  Transaction Type
                    Common Stock        of Common Stock
------------------- ------------------- -------------------- -------------------
4/28/08             4,000               20                   Purchase
------------------- ------------------- -------------------- -------------------
4/28/08             4,000               20                   Purchase
------------------- ------------------- -------------------- -------------------
4/28/08             4,000               20                   Purchase
------------------- ------------------- -------------------- -------------------
4/28/08             600                 19.80                Purchase
------------------- ------------------- -------------------- -------------------
5/6/08              2200                21.77                Purchase
------------------- ------------------- -------------------- -------------------
5/7/08              1320                21.60                Purchase
------------------- ------------------- -------------------- -------------------
5/8/08              2000                20.99                Purchase
------------------- ------------------- -------------------- -------------------
5/16/08             175                 21.60                Purchase
------------------- ------------------- -------------------- -------------------
5/22/08             1400                19.60                Purchase
------------------- ------------------- -------------------- -------------------
5/23/08             1200                19.60                Purchase
------------------- ------------------- -------------------- -------------------
6/2/08              486                 20.35                Purchase
------------------- ------------------- -------------------- -------------------
6/3/08              200                 19.90                Purchase
------------------- ------------------- -------------------- -------------------
6/4/08              1392                20.10                Purchase
------------------- ------------------- -------------------- -------------------
6/13/08             3000                21.07                Purchase
------------------- ------------------- -------------------- -------------------
6/17/08             1822                21.10                Purchase
------------------- ------------------- -------------------- -------------------
6/18/08             2000                21.10                Purchase
------------------- ------------------- -------------------- -------------------
6/18/08             1724                21.10                Purchase
------------------- ------------------- -------------------- -------------------
6/20/08             454                 21.10                Purchase
------------------- ------------------- -------------------- -------------------
6/24/08             7400                19.60                Purchase
------------------- ------------------- -------------------- -------------------

                                    SIGNATURE

      After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.



                                    /s/ Patrick E. Malloy
                                    --------------------------------------------
                                    Patrick E. Malloy

Date: June 26, 2008